UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COLLPLANT BIOTECHNOLOGIES LTD.

M2R51X116

December 31, 2021

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ]  Rule 13d-1 (b)
[   ]     Rule 13d-1 (c)
[   ]     Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2R51X116

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons

Investment Management of Virginia, LLC
54-1994290

2. Check the Appropriate Box if a Member of a Group
(a) __________
(b) __________

3. SEC Use Only

4. Citizenship or Place of Organization

Virginia United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power

632,254

6.  Shared Voting Power

6,000

7.  Sole Dispositive Power

615,554

8.  Shared Dispositive Power

22,700

9. Aggregate Amount Beneficially Owned by Each Reporting Person

638,254

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.  Percent of Class Represented by Amount in Row (9)

6.0%

12.  Type of Reporting Person*

IA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1.

(a) Name of Issuer:

COLLPLANT BIOTECHNOLOGIES LTD.

(b) Address of Issuer's Principal Executive Offices:

4 Oppenheimer St, Weizmann Science Park
Rehovot 7670104, Israel

Item 2.

(a) Name of Person Filing:

Investment Management of Virginia, LLC

(b) Address of Principal Business Office or, if none, Residence:

919 East Main Street, Suite 1600
Richmond, VA 23219

(c) Citizenship:

Virginia United States

(d) Title of Class of Securities:

American Depositary Shares

(e) CUSIP Number

M2R51X116

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or
240.13-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12  U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:   638,254

(b) Percent of class:   6.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   632,254

(ii) Shared power to vote or to direct the vote:   6,000

(iii) Sole power to dispose or to direct the disposition of:   615,554

(iv) Shared power to dispose or to direct the disposition of:   22,700

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2022
Date

/s/  John H. Bocock
Signature
John H. Bocock / Chief Compliance Officer, Chairman, Member
Name / Title